Item 77H (Change in control of registrant) - Attachment
Series 37 -
Parametric Currency Fund

As of May 31, 2013, an affiliate of EVM and pooled income funds (established and maintained by a public charity) managed by EVM no longer owned 25% or more of the Fund's voting securities.

As of May 31, 2013, pooled income funds (established and maintained by a public charity) managed by EVM owned as a result of various share purchases 43.3% of the Fund's outstanding shares.